Filed Pursuant to Rule 424(b)(3)

File No. 333-240039

FLAT ROCK CORE INCOME FUND

SUPPLEMENT NO. 4, DATED FEBRUARY 10, 2022

TO THE PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION

DATED APRIL 30, 2021

This document supplements, and should be read in conjunction with, the Fund’s prospectus and statement of additional information, each dated April 30, 2021, relating to the Fund’s offering of up to $100,000,000 in Common Shares of Beneficial Interest (“Shares”). Terms used and not otherwise defined in this Supplement No. 4 shall have the same meanings as set forth in the Fund’s prospectus and/or statement of additional information.

The purpose of this supplement is to announce the completion of a preferred stock offering to a single institutional investor.

PREFERRED STOCK OFFERING

Effective January 28, 2022, the Fund supplemented its Second Amended and Restated Agreement and Declaration of Trust to establish a series of preferred stock, the 4.50% Series B Cumulative Term Preferred Shares due 2025, par value $0.001 per share (the “Series B Preferred Stock”), to authorize an unlimited number of shares and to approve the issuance of up to 1,000 shares of Series B Preferred Stock.

On January 28, 2022, the Fund completed a private offering of shares of its preferred stock, pursuant to which the Fund sold 1,000 shares of Series B Preferred Stock to a single institutional investor at an offering price of $9,800 per share, totaling $9,800,000 in gross proceeds. The Fund previously completed a private offering of $9,800,000 in aggregate amount of shares of its 4.00% Series A Preferred Stock to the same institutional investor on September 30, 2021.